UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                            ARVIDA/JMB PARTNERS, L.P.
                                (Name of Issuer)

          Limited Partnership Interests and Assignee Interests Therein
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                               John P. Saldarelli
                         Raleigh Capital Associates L.P.
                             100 South Bedford Road
                           Mount Kisco, New York 10549
                                 (914) 242-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box //.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 13 TO SCHEDULE 13D

          This Amendment No. 13 amends certain information contained in the final amendment to Schedule 14D-1 (as amended prior to the date hereof, the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh"), Raleig GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996 with respect to the securities of Arvida/JMB Partners, L.P. ("Arvida"), which constituted the initial filing on Schedule 13D under Section 13(d) of the Act. Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment.

          This Statement hereby amends the items identified below, or the particular paragraphs of such items which are identified below.

Item 4.   Purpose of Transaction

     Item 4 is hereby amended to add the following:

     Pursuant to the terms of the Buy/Sell Agreement dated as of November 6, 1998 (the "Agreement"), among Raleigh, Arvida /JMB Managers, Inc., the general partner of Arvida (the "Arvida General Partner"), The St. Joe Company, a Florida corporation (the "Purchaser"), and American Real Estate Partners, L.P., Raleigh delivered a letter (which is filed herewith as Exhibit 1 and is incorporated by reference herein in its entirety) to the Purchaser and the Arvida General Partner on December 9, 1998, notifying such parties that Raleigh has elected to sell all of its Arvida Units to the Purchaser.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby amended to add the following:

     The paragraph set forth under Item 4 of this Amendment No. 13 is hereby incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

     Exhibit 1. Letter dated December 9, 1998, delivered by Raleigh Capital Associates, L.P. to The St. Joe Company and Arvida/JMB Managers, Inc.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Dated:        December 10, 1998


                         RALEIGH CAPITAL ASSOCIATES L.P.

                                   By:      Zephyr Partners,
                                 General Partner

                                            By:  GP Aeolus, Inc.,
                                                 General Partner

                                                 By:     /S/ EDWARD MATTNER
                                                         Name:  Edward Mattner
                                                         Title: President

                                By: AREHGP, Inc.,
                                                  General Partner

                                                  By:     /s/ John Saldarelli
                                                          Name:  John Saldarelli
                                                          Title: President



                                   ZEPHYR PARTNERS

                                   By:      GP Aeolus, Inc.,
                                 General Partner

                                            By:      /S/ EDWARD MATTNER
                                                     Name:  Edward Mattner
                                                     Title: President

                                   By:      AREHGP, Inc.,
                                 General Partner

                                            By:      /S/ JOHN SALDARELLI
                                                     Name:  John Saldarelli
                                                     Title: President




              [Signature Page for Amendment No. 13 to Schedule 13D
                          re ARVIDA/JMB PARTNERS, L.P.]

                              GP AEOLUS, INC.

                              By:      /S/ EDWARD MATTNER
                              Name: Edward Mattner
                                       Title: President



                              AREHGP, INC.

                              By:      /S/ JOHN SALDARELLI
                              Name: John Saldarelli
                                       Title: President



                              AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

                              By:      American Property Investors, Inc.
                                       General Partner

                                       By:   /S/ JOHN SALDARELLI
                                             Name:  John Saldarelli
                                             Title: Vice President



                              AMERICAN PROPERTY INVESTORS, INC.

                              By:      /S/ JOHN SALDARELLI
                              Name: John Saldarelli
                              Title: Vice President



                              /S/ CARL C. ICAHN
                              CARL C. ICAHN








              [Signature Page for Amendment No. 13 to Schedule 13D
                          re ARVIDA/JMB PARTNERS, L.P.]